File No. 82-34719

SECURITAS

Press Release from Securitas AB

November 23, 2007

Securitas acquires security services company in Peru

Following the strategy to further expand its presence in Latin America, Securitas has entered into an agreement to acquire 90 percent of the shares in the security services company Forza S.A. with subsidiaries Forza Alarmas and Forza Amazonica in Peru. Estimated enterprise value of the acquisition is approximately MSEK 94 (MPEN 44). The agreement includes the option of acquiring the remaining 10 percent at a price based on financial performance at December 31, 2010.

Forza has annual sales of approximately MSEK 160 (MPEN 75) and is one of the four largest security services providers in Peru. Forza has its base in Lima but with a strong presence in the mining sector in the interior part of the country. The company has approximately 3,200 employees.

The Peruvian security services market is estimated to be worth around MSEK 2,400 (MPEN 1,140) and is expected to grow by 8 percent annually in the short term.

The acquisition will be consolidated in Securitas AB as of December 1, 2007.

This press release is also available at: www.securitas.com

Information:
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

dlw 12/20

File No. 82-34719

SECURITAS

2007 DEC 19 A 11: 19

Press Release from Securitas AB

November 26, 2007

Loomis sells Loomis Cash Management (LCM) operation in the UK

Loomis AB's cash handling operation in the United Kingdom Loomis Cash Management Ltd (LCM) has sold its fixed assets and operation to Vaultex UK Ltd jointly owned by HSBC Bank plc and Barclays Bank PLC. The hand over of operation, assets and employees has taken place on November 24, 2007.

The sale of the fixed assets and the operations will result in a loss of approximately MSEK 160 (MGBP 12) due to a lower transaction price than book value and a provision made for warranties agreed with the buyer. The loss will be accounted for in the fourth quarter 2007.

On November 24, 2007 a final stock take of all cash was made. The reconciliation of all accounts and the results of the stock take are expected to be known at the latest when the Year End Report 2007 is published on February 12, 2008. Any changes in the provision of MSEK 824 (MGBP 61) established as of December 31, 2006, for historic variances, will be known at that time.

As announced on August 7, 2007, the Bank of England is investigating non-compliance of declarations made to the Bank of England under the Note Circulation Rules (the NCS rules). The investigation continues.

Loomis UK will after the sale continue to focus on Cash Transport and Cash Processing as one of the market leaders in cash handling services in the UK. Loomis AB has after the transaction annual sales of nearly 11 billion SEK with some 20,000 employees in eleven countries in Europe and in the USA.

This press release is also available at: **www.securitas.com**

Information:

Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

82-34719

SECURITAS

RECEIVED

2007 DEC 19 A 4:19

Press Release from Securitas AB

December 5, 2007

Lars Blecko takes up his position as Managing Director for Loomis AB on February 1, 2008

As announced earlier, Lars Blecko has been appointed new Managing Director for Loomis AB, Securitas cash handling division. He will take up his position on February 1, 2008.

Lars Blecko is currently President and CEO at Rottneros AB.

While awaiting Blecko to take up his new position, Securitas AB's President and CEO Alf Göransson holds the position as Managing Director for Loomis AB as well.

This press release is also available at: www.securitas.com

Information:
Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

END